Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199

April 13, 2009

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-0306

Re:	Boston Properties, Inc.
Form 10-K for the year ended December 31, 2008
Filed on March 2, 2009
File No. 001-13087

Dear Ms. LaMothe:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2008 of Boston Properties, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated March 27, 2009 to Michael E. LaBelle, Chief Financial Officer.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Comment 1—Item 2. Properties, page 34

In future filings, please include the occupancy rate expressed as a percentage and the average annual rent per square foot or applicable unit, on a portfolio basis, and compare such rates to the prior fiscal year’s rates.

Response to Comment No. 1

The Company respectfully notes that it provided on page 37 of the Form 10-K the occupancy rate for its In-Service Properties expressed as a percentage. In future filings, the Company will provide the average annual rent per square foot for its In-Service Properties. The Company will also present both the occupancy rate and the average annual rent per square foot on a comparative basis with prior fiscal years.

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

Financial Statements and Notes

Note 2– Summary of Significant Accounting Policies

Comment No. 2—Real Estate, page 112

We note on page 51 that you established a reserve for the full amount of the accrued straight-line rent balance associated with your lease in New York City with Lehman Brothers, Inc. Your disclosure on page 38 indicates that Lehman Brothers, Inc. is one of your largest tenants. Therefore, please tell us how the current events surrounding Lehman Brothers and the fact that you reserved against the entire amount of Lehman Brothers’ accrued rent, impacts your impairment analysis of the property that they occupy. Similarly, tell us how the current events in the real estate industry, generally, impact your impairment analysis.

Response to Comment No. 2

The Company disclosed its accounting policy for assessing impairments on pages 49 and 112 of the Form 10-K. Specifically, in assessing impairment of long-lived real estate assets the Company follows SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” The guidelines in SFAS No. 144 employ a “three-step approach.” (1) Management reviews its long-lived assets used in operations for impairment following the end of each quarter and when there is an event or change in circumstances that indicates that the carrying value may not be recoverable. (2) If a triggering event has occurred, anticipated future cash flows are measured on an undiscounted basis to determine if the property’s carrying value will be recovered. (3) If the carrying value is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.

At December 31, 2008, the Company reserved the entire amount of Lehman Brothers’ accrued straight-line rent balance related to its occupancy of approximately 436,723 square feet of the Company’s building at 399 Park Avenue, or approximately 25.7% of the building’s aggregate net rentable square feet. In addition, for the year ended December 31, 2008, Lehman Brothers’ annual lease payments of approximately $45 million represented approximately 32% of the building’s total rental revenue. The write-off of accrued straight-line rent is a non-cash charge which does not translate into an immediate dollar-for-dollar loss in the underlying value of a property. In assessing impairment of 399 Park Avenue, we evaluated the impact on undiscounted cash flows resulting from the anticipated rejection of the lease by Lehman Brothers, historic rates of occupancy during our period ownership (which have exceeded 90%), re-leasing prospects

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

for the Lehman Brothers space (including the impact that current market rents will have on future cash flows) and costs associated with re-leasing the space. In addition, we considered our ability and intent to hold the property over the long term and note that the Company continues to view 399 Park Avenue as an iconic office property that is among its most important core holdings. Based on these assessments, we determined that this property was not impaired because the carrying value of the asset, which was purchased in 2002, will be recovered by aggregating the undiscounted future cash flows expected to result from the use and eventual disposition of the asset.

With respect to the real estate industry generally, we articulated our concerns regarding the current state of the economy in the “Overview” section of our MD&A to satisfy our forward-looking disclosure obligations, including disclosure of known trends and uncertainties. We believe current market conditions will have a dampening effect on the fundamentals of our business, including overall market occupancy and rental rates. However, as discussed above, when assessing impairment, we have considered the undiscounted future cash flows (including from the eventual disposition of the asset) particularly in light of our business strategy and ability to hold our portfolio of properties over their expected recovery periods. We have determined we have adequate capital resources available to us to hold our properties over the long term.

Comment No. 3—Note 5 – Investments in Unconsolidated Joint Ventures, page 123

Tell us what substantive participating rights under EITF 04-5 were held by the other venture partners in the General Motors Building that precluded consolidation of your 60% interest in the property.

Response to Comment No. 3

EITF Issue No. 04-5 clarifies what important rights should be considered when evaluating whether a general partner “controls” an entity and as a result would consolidate that entity. Per EITF No. 04-5, if the limited partners have substantive participating rights, the general partners do not control the limited partnership and therefore would not consolidate the entity. Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.

The acquisition of the General Motors Building was completed through a joint venture (the “Venture”) with US Real Estate Opportunities I, L.P. (“USREO”), which is a partnership managed by Goldman Sachs, and Meraas Capital LLC, a Dubai-based private equity firm. Each of the venture partners is an experienced real estate investor that has

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

the sophistication to adequately execute participatory decisions. Under the Company’s agreement with its partners in the Venture, the partners have substantive participating rights over establishing annual operating plans and budgets, making capital decisions, approving certain leases, and entering into financing and refinancing arrangements. Specifically, among other rights, the partners have unanimous or majority approval rights over the following decisions:

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approving, and once approved, amending or making any material deviations from each annual operating plan and budget (an “Operating Plan”); provided, however, in the event a member makes any reasonable objection to any proposed revisions to any proposed Operating Plan, the members shall cooperate with each other to resolve any questions with respect to the proposed revisions and shall use their reasonable efforts to agree upon an Operating Plan for the fiscal year in question. If an Operating Plan (or line items thereof) for any fiscal year is not unanimously approved prior to the commencement of such fiscal year, then, pending final resolution of any such dispute, the Company shall continue to manage the activities for which the Operating Plan was proposed in accordance with the prior fiscal year’s approved Operating Plan subject to an escalation factor for each line item that has not been unanimously approved equal to the increase, if any, in the CPI over the CPI for the previous fiscal year plus 3.5% until a new Operating Plan is approved. The Company is authorized during any such interim period to reasonably exceed the prior year’s budgeted amounts for necessary expenses, and without duplication, any committed obligations under leases previously entered into and other discretionary items not within the reasonable control of the Company and increases in contract services and personnel costs to the extent required to maintain the same level of service provided during the previous fiscal year.

Although the Operating Plan would default to a CPI adjustment in the event of a deadlock, decisions with respect to leases (see below) and the associated expenditures, including the payment of leasing commissions and the costs of improvement allowances, are the fundamental business decisions impacting the building and these decisions require partner approval.

•

entering into, materially amending or terminating any lease which exceeds 66,000 square feet. As part of the annual Operating Plan, the Company and USREO agree on and appoint a third-party arbitrator to resolve any deadlocks on these lease proposals. If the Company and USREO are unable to agree on such a lease proposal, the parties will, within 24 hours of such a deadlock, bring the proposal to the arbitrator for a decision.

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

The 66,000 square foot threshold was set at a modest level with the expectation that a substantial majority of the leasing transactions in the building, including lease renewals, will require partner approval. The threshold represents only 3.7% of the building’s 1,770,298 net rentable square feet demonstrating that only leases that have an insignificant impact on the buildings’ economics can be approved without partner participation. The Company notes that approximately 70% of the building is currently leased by tenants occupying over 66,000 square feet. We note for the Staff that leases representing approximately 500,000 square feet of space (or approximately 25% of the building’s net rentable square feet) will expire (or “roll over”) within the next five years and, for example, that one tenant will be vacating its 90,000 square feet of space on three floors in 2010.

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other than ordinary trade payables that conform with the approved Operating Plan, borrowing money, issuing evidences of indebtedness or granting any mortgages or other encumbrances on or security interests in the assets of the Venture or any subsidiary, including, without limitation, any direct or indirect financing or refinancing of the property or any portion thereof, or materially modifying, extending, renewing, increasing or otherwise changing or prepaying or defeasing in whole or in part any borrowing, credit extension, financing or refinancing, or making any commitments to borrow funds.

Based on the Venture partners’ substantive participatory rights, we concluded that the Company should not consolidate the Venture and should account for its investment in the Venture by applying the equity method of accounting.

Comment No. 4—Note 8 – Unsecured Exchangeable Senior Notes, pages 130 – 132

Relative to your Capped Call Transactions, please tell us how you considered the applicability of SFAS 133 and EITF 00-19. We also note that you recorded the $44 million cost of the transaction as an adjustment to APIC. Please describe your basis in GAAP for this accounting treatment.

Response to Comment No. 4

The capped call was purchased in connection with an offering of 3.625% exchangeable senior notes due 2014 (the “Notes”) and was intended to reduce the potential dilution upon future exchange of the Notes in the event that the market value per share of the Common stock, as measured under the terms of the capped call transaction, at the time of settlement is greater than the strike price of the capped call transaction. We considered SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted and (“EITF 00-19”) “Accounting for Derivative Financial

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” in connection with the accounting for the purchase of the capped call as additional paid in capital (“APIC”). We determined the capped call is a free standing instrument recorded in APIC and is not accounted for as a derivative under SFAS No. 133 due to the 11a scope exception which provides “the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

The capped call option was determined to be solely indexed to the Company’s stock and classified in shareholders’ equity based upon the Company’s assessment under EITF 00-19. The contractual terms of the capped call that we considered in determining balance sheet classification include the following:

•	the Company is not required to net cash settle the contracts;

•	the Company could settle the contracts in unregistered shares; and

•	the contracts limit the maximum number of shares issuable.

Based on the foregoing, the contracts meet the requirements for equity classification at inception and are not required to be marked to market in subsequent periods.

Comment No. 5—Note 17 – Stock Option and Incentive Plan and Stock Purchase Plan, page 147

We note that your 2008 OPP Units were valued at approximately $19.7 million utilizing a Monte Carlo simulation. Tell us and consider disclosing in future filings the assumptions used in your valuation model as required by paragraph 240(e) of SFAS 123R and your policy for expense recognition similar to your disclosure on page 59. In addition, please clarify if consideration was received from the employees at the time the OPP Units were granted, and if so how that impacted your accounting treatment for these awards in your financial statements. Lastly, we note that prior to the measurement date the OPP Units are entitled to receive distributions equal to 1/10th of the regular quarterly distributions. Please confirm the OPP Units did not receive any distributions to date, otherwise how did you evaluate EITF 03-6 in light of that provision.

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

Response to Comment No. 5

The disclosure of the 2008 OPP Units on page 59 was also reproduced on page 145. In addition to information previously provided, we propose to include in future filings the following disclosures in accordance with paragraph 240(e) of SFAS 123R regarding 2008 OPP Units.

“The fair value of the OPP Units is based on the sum of: (1) the present value of the expected payoff to the OPP Award on the measurement date, if the total return to stockholders (“TRS”) over the applicable measurement period exceeds performance hurdles of the Absolute and the Relative Components; and (2) the present value of the distributions payable on the OPP Units. The ultimate reward realized on account of the OPP Award by the holders of the OPP Units is contingent on the TRS achieved on the measurement date, both in absolute terms and relative to the TRS of the SNL Equity REIT Index. The per unit fair value of each OPP Unit was estimated on the date of grant using the following assumptions in the Monte-Carlo valuation: expected price volatility for the Company and the SNL Equity REIT index of 25% and 20%, respectively; a risk free rate of 2.08%; and estimated total dividend payments over the measurement period of $8.23 per share.”

The employees contributed $0.25 per OPP Unit, or an aggregate of $271,465 at the grant date. We considered the employee contributions to be insignificant in accounting for and valuing the OPP Awards given the size of the employee contributions relative to the size of the potential award. The Company will clarify in future filings that employees paid $0.25 per 2008 OPP Unit.

Holders of OPP Units have received distributions equal to 1/10th of the regular distributions payable on an OP Unit. The Company considered the need to include the unvested OPP Unit awards in the calculation of earnings per share under EITF 03-06 as the unvested OPP Unit awards participate, albeit at a reduced rate, in the dividends paid by the Company. Under EITF 03-06, the Task Force reached a consensus that stock options and non–vested stock issued to employees or non–employees as compensation that contain a right to receive dividends declared on the common stock of the issuer are not subject to the guidance in EITF 03-06 until such time as the options or stock are fully vested. As disclosed in Note 20 to the Company’s Consolidated Financial Statements, the Company will adopt FSP EITF 03-06-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” during the first quarter of 2009 and will then consider the unvested OPP Units in the calculation of earnings per share.

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

Comment No. 6—Schedule III

We note that the amounts reported as Costs Capitalized Subsequent to Acquisition for various individual properties differ from the corresponding amounts reported for Boston Properties Limited Partnership. Please describe the reason for this discrepancy.

Response to Comment No. 6

The difference between the reported Costs Capitalized Subsequent to Acquisition of Boston Properties Limited Partnership (the “OP”) and the corresponding amounts reported for Boston Properties, Inc. (the “REIT”) relates to the REIT’s accounting for the redemption of OP units from non-sponsors as a step acquisition of minority interest in accordance with SFAS No. 141 “Business Combinations.” The difference in fair value between the consideration issued for the OP units and the carrying value of the OP units is allocated to the REIT’s properties on a relative fair value basis. At the OP level the redemption is accounted for exclusively as equity for equity exchange with no balance sheet impact involved.

*     *     *

As requested in the Comment Letter, the Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cicely LeMothe

Securities and Exchange Commission

April 13, 2009

If you should have any questions concerning these responses, please contact the undersigned at (617) 236-3352, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Senior Vice President, Senior Corporate Counsel at (617) 236-3354.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle

Senior Vice President, Chief Financial Officer of

Boston Properties, Inc.

cc:	Jaime G. John

Securities and Exchange Commission

Arthur S. Flashman

Vice President, Controller

Eric G. Kevorkian

Senior Vice President, Senior Corporate Counsel

Ettore A. Santucci, Esq.

Goodwin Procter LLP